FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notifiable Share Interest in OctoPlus N.V.

GlaxoSmithKline plc ("GSK") announces that on 18 March 2010 GSK sold 25,907 ordinary shares of
OctoPlus N.V. ("OctoPlus"), a pharmaceuticals product and drug delivery company located in the Netherlands, and whose shares are traded on Euronext Amsterdam.

GSK's interest, which is held by S.R. One, Limited,
a wholly owned US-registered subsidiary of GSK ("S.R.One"),
now comprises 5,003,710 ordinary shares or 14.9% of OctoPlus. The calculation is based on a total of 33,435,432 shares outstanding in OctoPlus.
This decreased interest became disclosable under the rules of the Dutch Financial Supervision Act upon falling below 15% of the issued share capital of OctoPlus, and an announcement regarding this decreased holding is due to be made to the Netherlands Authority for the Financial Markets ("AFM") on 22 March 2010.

Simon Bicknell
Company Secretary

22 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 22, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc